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                                  EXHIBIT 20.1

                    [STUART ENTERTAINMENT, INC. LETTERHEAD]



                           STUART ENTERTAINMENT, INC.

                                     [logo]



                                                          CONTACT:  PAUL TUNINK
                                                           PHONE:  712-323-1488

FOR IMMEDIATE RELEASE

                 STUART ENTERTAINMENT COMPLETES TRADE PRODUCTS
                     ACQUISITION AND FINANCING ARRANGEMENTS

COUNCIL BLUFFS, IOWA, November 13, 1996 - Stuart Entertainment, Inc./dba Bingo King (Nasdaq/STUA) today completed transactions for the acquisition of Trade Products, Inc., the private placement of $100 million Senior Subordinated Notes and the arrangement of a $30 million revolving credit facility.

The acquisition of Seattle-based Trade Products, the nation's largest maker and marketer of pulltabs, significantly expands Stuart's existing gaming-ticket capabilities and enhances marketing opportunities for both Trade Products and Stuart's core product line of bingo paper, pulltabs and related products. In this transaction, Stuart acquired substantially all of the assets and assumed certain specified liabilities of Trade Products for a total purchase price of $37.2 million, subject to adjustment, plus warrants to purchase 300,000 shares of Stuart's common stock.

Trade Products is generally recognized in the industry as the low-cost, most technologically advanced manufacturer of pulltab tickets and as the leader in customer service. With this acquisition, the Company believes that, in addition to being North America's leading manufacturer of a full line of bingo and bingo-related products, it will also be North America's leading manufacturer of pulltab tickets.

"We're pleased to combine our resources and capabilities with Stuart Entertainment," said Ron Rudy, chief operating officer of Trade Products.
"This is a terrific opportunity for our employees to make a significant contribution towards the future growth of the industry leader. We have known the Stuart management for many years and believe that together we will create a terrific team."

The Company also completed a debt refinancing through the issuance of $100 million Senior Subordinated Notes and a new $30 million revolving credit facility. The 12.5% Senior Subordinated Notes mature November 15, 2004. The net proceeds from the note offering will be used to pay the purchase price of the Trade Products acquisition and repay in full all existing credit and term facilities and certain other outstanding debt instruments.

The Company has also entered into a new Credit Agreement consisting of a $30 million revolving credit facility. The Company may draw amounts under the new Credit Agreement, subject to availability pursuant to borrowing base requirements. The Company anticipates using the new Credit Agreement to support future growth opportunities. The Company has not drawn on this facility at closing.


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Our growth strategy focuses on three areas - industry consolidation, international opportunities and electronics products," observed Al Barber, vice chairman and chief executive officer of Stuart Entertainment. "The transaction announced today significantly enhance Stuart Entertainment's ability to quickly capitalize on growth opportunities and enhance shareholder value. Our leadership in our core products of bingo paper and pulltabs gives us a sold but steady business base. With the Trade Products acquisition and the new financing arrangements, we have greater flexibility to take advantage of opportunities not only in North America, but also international markets, where bingo is growing faster than in our primary markers, and in electronics technology, a developing part of the bingo industry. This acquisition and the new financing are key components in our going forward strategy," Barber said.

Barber expects a smooth transaction in blending the operations of Stuart and Trade Products and achieving synergies as certain manufacturing operations and administrative functions are consolidated. The Company currently expects the consolidation activities to be substantially completed by the end of the second quarter in 1997.

Stuart Entertainment, Inc. is the North America's largest manufacturer of bingo paper, ink markers, and related gaming equipment and supplies, with locations in the United States, Canada and Mexico. Its subsidiaries include Bazaar & Novelty, Canada's largest supplier of bingo paper and related supplies, and Video King, a major supplier of electronic bingo gaming systems, located in Littleton, Colorado.

The various forward-looking statements contained herein are based on management's beliefs and assumptions and upon information currently available to management. Whether such forward-looking statements and information ultimately prove to be accurate depends on various uncertainties and future developments that cannot be predicted. The Company undertakes no duty to update the forward-looking statements.